NR. 083 S. 1

BERU

RECEIVED

2006 JAN 11 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010185

An/To: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 772 9207

SUPPL

Von/From: **Stephanie Schaefer**
BERU AG
0049-(0)7141-132-948
Stephanie.schaefer@beru.de

December 30, 2005

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750
Press release

Dear Sir/Madam,

please find attached the current press release of the BERU AG: *BERU to sell cable production in Mexico and establish a new subsidiary for NAFTA sales*

PROCESSED
JAN 12 2006
THOMSON FINANCIAL

Yours sincerely

Stephanie Schaefer
Corporate Communications/Investor Relations

BERU

Press information

BERU to sell cable production in Mexico and establish a new subsidiary for NAFTA sales

Ludwigsburg, December 30, 2005 **— BERU Aktiengesellschaft, Ludwigsburg, has sold its Mexican BERU subsidiary BERU S.A. de C.V. to the Mexican corporations General Cable Holdings Mexico, S.A. de C.V., Mexico and General Cable de Latinoamérica, S.A. de C.V., both having their principal place of business in Tetla, Tlaxcala, Mexico. The transfer of ownership will take place at the end of the year. At the same time, BERU has announced that it will establish a new subsidiary to operate under the name of BERU Mexico S.A. de C.V. This new company will take over the separated production of spark plugs as well as OEM, OES and aftermarket sales of BERU and OMZ products in the NAFTA region.**

"We are focusing on our core competencies in the field of ignition technology. At the same time, we are securing the sales of our products in the important NAFTA region by cooperating with cable specialist General Cable," commented Marco von Maltzan, Chairman of the Executive Board of BERU AG.

General Cable Holdings Mexico, S.A. de C.V is a subsidiary of US company General Cable Corporation, which is headquartered in Highland Heights, Kentucky and has its core competence in the efficient production of cable sets. General Cable specializes in the development, design, production and distribution of copper, aluminum and glass-fiber cable products for the energy sector, industry, special applications and communication as well as for the automotive industry.

The subsidiary to be sold, BERU S.A. de C.V., Civac-Jiutepec, Morelos, was founded in 1987 and has been 100% owned by BERU since May 1999. It specializes in

ignition technology for the NAFTA region and mainly produces ignition cables for gasoline engines. In its latest financial year (April 1, 2004 – March 31, 2005), it generated sales revenues of € 6.2 million with 150 employees, with most of its revenues resulting from product distribution. The two parties to the transaction have agreed not to reveal the purchase price.

Approximately 25% of the company's workforce will be transferred to the new BERU subsidiary, BERU Mexico S.A. de C.V., which will primarily focus on the OEM, OES and aftermarket sales of BERU and OMZ branded products in the NAFTA region. BERU's main customers in the NAFTA region include General Motors and the Volkswagen Group.

Further information is available from:
BERU AG
Corporate Communications & Investor Relations
Gala Conrad
Tel.: +49 (0)7141 132 246
E-mail: corporate-communications@beru.de